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Joseph A. Hall

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4565 tel 212 701 5565 fax joseph.hall@davispolk.com

February 22, 2019

Re:	Grayscale Bitcoin Trust (BTC) (f/k/a Bitcoin Investment Trust) Amendment No. 1 to Draft Registration Statement on Form 10-12G Submitted December 6, 2018 CIK No. 0001588489

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Commodities

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Sonia Gupta Barros, Assistant Director
Sara von Althann, Staff Attorney
Robert Telewicz, Accounting Branch Chief
Eric McPhee, Senior Staff Accountant

Ladies and Gentlemen:

On behalf of our client, Grayscale Investments, LLC, a Delaware limited liability company (the “Sponsor”) and the sponsor of Grayscale Bitcoin Trust (BTC) (f/k/a Bitcoin Investment Trust) (the “Trust”), a Delaware Statutory Trust, this letter sets forth the Sponsor’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated February 11, 2019 (the “Comment Letter”). On December 6, 2018, the Sponsor confidentially submitted Amendment No. 1 to the draft registration statement on Form 10-12G (the “Draft Registration Statement”) via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission relating to the registration of the Trust’s Shares pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. The Sponsor has revised the Draft Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages and captions in Amendment No. 2. We are also sending, under separate cover, three marked copies of Amendment No. 2 showing changes to the Draft Registration Statement.

Exhibit 99.1

General

1.	We note your disclosure in response to comment 7. Please revise to identify the natural persons with voting and dispositive power over the shares held by Digital Currency Group, Inc.

Response: The Sponsor has revised the disclosure on page 71 of Exhibit 99.1 to Amendment No. 2 to identify the natural persons with voting and dispositive power over the Shares held by Digital Currency Group, Inc.

2.	Please tell us how you determined it was appropriate to use an average cost method to calculate realized gains and losses on your investments and cite any relevant accounting literature.

Response: The Trust qualifies as an investment company for accounting purposes pursuant to the accounting and reporting guidance under Financial Accounting Standards Board (“FASB”) Accounting Standards Codifications (“ASC”) Topic 946, Financial Services – Investment Companies. In accordance with ASC 946-320-40-1, “the cost of investment securities held in the portfolio of an investment company and the net realized gains or losses thereon shall be determined on the specific identification or average-cost methods. An investment company shall use only one method for all of its investments.”

The Sponsor determined that it was appropriate to use an average cost method to calculate realized gains and losses on Bitcoin held by the Trust for the following reasons:

a.

Using the average cost method better corresponds with the substance of any particular transaction. Since the fees payable by the Trust and redemptions (if permitted) are computed based on the net asset value of the Trust, the substance of these transactions is based on all of the assets held by the Trust, not just the specific Bitcoins that are being used for a particular transaction.

b.

Similarly, using the average cost method more accurately reflects the realized gains and losses on use of Bitcoins in the periods in which Bitcoins are used. The average cost method better represents the cost basis of Bitcoins used for payment of expenses because it incorporates the cost of the entire Bitcoin position being withdrawn to pay fees. In addition, although the Trust does not currently operate a redemption program, if the Trust were to operate a redemption program, the average cost method would better represent the cost basis of Bitcoins being withdrawn to satisfy redemption requests.

c.

In addition, although the Trust does not currently operate a redemption program, if the Trust were to receive regulatory approval to operate a redemption program in the future, the average cost method would be more suitable in light of the Trust’s business circumstances because tracking the specific cost basis of each Bitcoin would be impractical and incredibly burdensome.

d.

Lastly, similarly structured trusts also use the average cost method. The Trust is structured as a commodity trust that is intended to be treated as a grantor trust for federal income tax purposes. Like other commodity trusts that are treated as grantor trusts, such as SPDR® Gold Trust and iShares Silver Trust, among others, the Trust holds a single commodity and offers investors an indirect method of gaining exposure to the price of such commodity through the purchase of Shares in the Trust. Other commodity trusts, including SPDR® Gold Trust and iShares Silver Trust, also use the average cost method to record gains and losses on investments in the relevant commodity.

Based on the above reasons, the Sponsor determined that it was appropriate to use an average cost method to calculate realized gains and losses on the Trust’s Bitcoin.

3.

Please tell us whether the exchange you identified as your principal market is the market that you or your Authorized Participants would normally enter into a transaction to sell bitcoin. In addition, please clarify whether you or your Authorized Participants have historically purchased bitcoin from the exchange that you identified as your principal market. To the extent the exchange you have identified as your principal market is not the market where you or your Authorized Participants expect to transact, please tell us how you have overcome the presumption in ASC Topic 820-10-35-5A.

Response: The Trust only receives Bitcoin from the Authorized Participant and does not itself transact on any Bitcoin markets. Therefore, the Trust looks to the Authorized Participant in determining the principal market.

The presumption under ASC Topic 820-10-35-5A, absent evidence to the contrary, is that an entity would typically identify the market in which the entity has the highest volume of activity to be the principal market. However, the entity is still required to identify, within reason, other markets to which the entity has access and determine if there is sufficient evidence to support using another market as the principal market. Amendments to ASC 820 made by ASU 2011-04 clarified that the principal market for an asset should be determined based on the market with the greatest volume of activity that the entity can access and not the entity’s own level of activity in a particular market. Moreover, in accordance with ASC Topic 820-10-35-5A, the entity should consider all information that is reasonably available in making its principal market determination.

As an over-the-counter (“OTC”) digital currency trading desk, the Authorized Participant primarily transacts in Bitcoin with other OTC digital currency trading desks. However, none of these trading desks publish prices and transaction volume publicly. In accordance with ASC Topic 820-10-35-5A, the Sponsor considers all information that is reasonably available and believes that public transaction price and volume data is important in determining a fair price for Bitcoin and is more transparent for investors. As a result, the Sponsor determined that the OTC markets that the Authorized Participant primarily trades on are not currently an appropriate principal market for the Trust.

The Authorized Participant also buys and sells Bitcoin on several digital currency exchanges which publish prices and transaction data publicly. Therefore, the Sponsor analyzes these exchanges to determine which market should be the Trust’s principal market. In order to select the Trust’s principal market, the Trust prepares a list of eligible Bitcoin Exchanges and considers the following criteria to select its principal market: (i) the volume of Bitcoin traded on a Bitcoin Exchange in the prior twelve months, (ii) a Bitcoin Exchange’s regulatory compliance with applicable federal and state licensing requirements and practices regarding anti-money laundering procedures and (iii) the degree of intra-day price fluctuations a Bitcoin Exchange experiences, as well as the degree of variance in prices across Bitcoin Exchanges. The aforementioned criteria filters out exchanges that the Authorized Participant would not be able to access. The Trust then selects a Bitcoin Exchange as its principal market based on highest trading volume and price stability in comparison to the other Bitcoin Exchanges on the list. For the years ended December 31, 2018 and 2017, Coinbase Pro was the exchange accessible to the Authorized Participant with the highest trading volume over the prior twelve months and was therefore selected as the principal market for those respective periods. In addition, for the years ended December 31, 2018 and 2017, Coinbase Pro was the exchange on which the Authorized Participant had the highest entity-specific trading volume when assessing the Authorized Participant’s trading volumes with all digital currency exchanges that it currently trades with.

4.

We note your response to comment 21 and your revised disclosure. Please address the following with respect to your policy for IR Virtual Currency and Incidental Rights Distributions and expand your disclosure where appropriate:

•

Clarify what your reference to “passively received” means. As previously requested, provide an analysis of the applicable accounting literature, including the definition of an asset, that provides the basis in GAAP for why you have concluded this is the appropriate point in time to recognize airdrops and forks.

Response: The reference to “passively received” refers to the Trust’s becoming entitled to receive Incidental Rights or IR Virtual Currency as a consequence of its ownership of Bitcoin, without taking any steps to obtain such Incidental Rights or IR Virtual Currency. The Trust’s receipt of Incidental Rights or IR Virtual Currency would arise in connection with forks in the Bitcoin Blockchain, airdrops offered to holders of Bitcoin and other similar events. In the case of forks and certain airdrops, the receipt of the additional assets occurs without any action of the Trust or of the Sponsor or Trustee on behalf of the Trust.

Bitcoin is issued by, and transmitted through, an open-source, peer-to-peer electronic user network with cryptographic security (the “Bitcoin Network”). Because the Bitcoin Network is an open-source project, any person may download the Bitcoin Network and make any desired modifications, which are then proposed to users of the Bitcoin Network through software upgrades. In some situations, a number of users download the upgrade, while a number of other users do not. If the modified version of the software is incompatible with the pre-existing version, the result is a “hard fork” of the Bitcoin Network. After a hard fork (called a “fork” in this letter for the sake of simplicity), two versions of the Bitcoin Network run in parallel, one using the unmodified software and the other using the modified software, and each version records ownership of, and transactions in, a digital asset. When a fork occurs, each person holding Bitcoin at the effective time of the fork (the “snapshot time”) can access each of the two versions of the Bitcoin Network. The Bitcoin holder thus gains access to an additional digital asset by virtue of its ownership of Bitcoin.

Airdrops refer to the developer of a new or existing digital asset offering the holders of Bitcoin as of a specified snapshot time the opportunity to receive tokens of that digital asset. In many airdrops, the Bitcoin holder must elect to acquire the new digital asset by contacting the developer; other airdrops occur automatically, with Bitcoin holders receiving access to tokens of the new digital asset without any election on the part of the owners. In the latter type of airdrop the Trust receives an IR Virtual Currency; in the former type of airdrop the Trust receives an Incidental Right to claim an IR Virtual Currency at some later date. In no case is the Bitcoin holder charged for the airdropped Incidental Right or IR Virtual Currency.

In certain circumstances, holders of Bitcoin cannot access the new IR Virtual Currency, or exercise the Incidental Right, resulting from a fork or an airdrop as of the snapshot time because further work is required on the relevant software before it becomes usable. The Sponsor therefore believes that the point in time at which the Trust “passively receives” any Incidental Right or IR Virtual Currency is the time at which holders of Bitcoin are able to obtain access to that Incidental Right or IR Virtual Currency.

The Sponsor clarifies for the Staff that the Trust uses the term “passively” to emphasize the fact that any Incidental Right or IR Virtual Currency received in connection with a fork, airdrop or similar event is incident to the Trust’s ownership of Bitcoin and arises without any action of the Trust or of the Sponsor or Trustee on behalf of the Trust.

Pursuant to the FASB Codification Master Glossary, a monetary asset is defined as a “money or a claim to receive a sum of money the amount of which is fixed or determinable without reference to future prices of specific goods or services.” Incidental Rights and IR Virtual Currency do not meet the definition of a monetary asset because their value is not fixed or determinable without reference to future prices. Rather Incidental Rights and IR Virtual Currency meet the definition of a nonmonetary asset, which is defined as an asset other than a monetary one.

In the case of Incidental Rights and IR Virtual Currency that are received passively as explained above, the Sponsor believes that the events that result in the Trust’s receipt of any such Incidental Rights and/or IR Virtual Currency (i.e., forks, airdrops and similar events that occur without any action by the Trust or by the Sponsor or Trustee on behalf of the Trust) are properly viewed as “a transfer of nonmonetary assets for which no assets are received or relinquished in exchange (nonreciprocal transfer)” in accordance with ASC 845-10-05-2. The FASB Codification Master Glossary defines a nonreciprocal transfer as “a transfer of assets or services in one direction, either from an entity to its owners (whether or not in exchange for their ownership interests) or to another entity, or from owners or another entity to the entity.” The Sponsor believes that the passive receipt of Incidental Rights and IR Virtual Currency should be viewed as a nonreciprocal transfer, and thus that the time of passive receipt is the appropriate point in time to recognize such Incidental Right or IR Virtual Currency (such time, the “Recognition Time”).

•

Please reconcile your principal market determination, which specifically contemplates the absence of a Bitlicense and inaccessible markets, with ASC 820-10-35-6A. We note your disclosure on page F-9 that the Trust or an Authorized Participant can only do business with those Bitcoin exchanges that meet the regulatory requirements of the jurisdiction in which the Trust or an Authorized Participant is registered to do business. Please clarify whether the principal market you identify from the process described in response 21 and disclosed on page F-10 is the exchange that you and/or your Authorized Participant would normally enter into a transaction to sell Trust assets obtained through airdrops and forks. Reference is made to ASC Topic 820-10-35-5A.

Response: ASC 820-10-35-6A and 35-6B provide that the identification of a principal market for a nonmonetary asset is not limited to those markets in which an entity would actually sell the nonmonetary asset. Furthermore, although the entity must have the ability to access a market in order to select the market as the principal market for a nonmonetary asset, it does not need to be able to sell the particular asset on the measurement date for such asset.

As noted above, the Sponsor considers Incidental Rights and IR Virtual Currency passively received by the Trust to be nonmonetary assets that are recognized on the date of the Recognition Time, and as noted in response to Comment 3, in determining the principal market for an asset held by the Trust, the Sponsor looks to the Authorized Participant. The Authorized Participant would normally transact in an IR Virtual Currency underlying an Incidental Right with other OTC digital currency trading desks. However, none of these trading desks satisfy all of the Trust’s principal market requirements, including the publishing of transaction price and volume data publicly, and as a result, the Sponsor looks to those digital currency exchanges accessible to the Authorized Participant in determining the appropriate principal market for an Incidental Right or IR Virtual Currency.

At the time of a fork, airdrop or similar event giving rise to an Incidental Right and an underlying IR Virtual Currency, a new asset is created and there are often few or no active markets for the underlying IR Virtual Currency. Due to the significant uncertainty surrounding Incidental Rights and IR Virtual Currency at the time of creation, and often at the Recognition Time as well, the Sponsor considers all information that is reasonably available in accordance with ASC Topic 820-10-35-5A, and may determine that an exchange that does not have a BitLicense or an exchange with which the Authorized Participant is not currently transacting, but with which it could transact through an OTC trading desk affiliated with such exchange, would be a more appropriate principal market for the Incidental Right or IR Virtual Currency.

•

We note your response to comment 24. Please explain to us how you determined your abandonment process meets the criteria for derecognition of an asset. Cite any relevant accounting literature you considered in arriving at your conclusion. In your response, please clarify whether at any point in the future, you or any other party could have the ability to control these assets under any circumstances.

Response: Pursuant to the Prospective Abandonment Notice provided to the Custodian, the Trust irrevocably abandons any Incidental Rights or IR Virtual Currencies it may hold effective immediately prior to any time at which the Trust creates Shares (each such time, a “Creation Time”). Additionally, the Trust occasionally formally abandons certain other Incidental Rights or IR Virtual Currency by issuing a notice of abandonment to the Custodian. As a consequence of any such abandonment, the Trust has no legal right to receive abandoned Incidental Rights or IR Virtual Currencies at any point following the abandonment and has agreed that it will not accept any such Incidental Rights or IR Virtual Currencies, or any payment in respect thereof, at any point following the abandonment and will not otherwise take any action inconsistent with such abandonment following the abandonment.

As noted above, the Sponsor considers Incidental Rights and IR Virtual Currency passively received by the Trust to be nonmonetary assets. ASC 845-10-30-1 provides basic principles for the accounting of nonmonetary transactions, in which an asset is disposed of when a transfer occurs.

Although there is no transfer of assets in connection with any abandonment pursuant to the Prospective Abandonment policy of the Trust, the Trust loses control over Incidental Rights or IR Virtual Currency that it abandons pursuant to this policy as a legal matter and has no future economic benefit with respect to such assets. As a result, the Sponsor believes that abandonment pursuant to an abandonment notice issued by the Trust (including, for the avoidance of doubt, the Prospective Abandonment Notice) is effectively a disposal for accounting purposes and it is appropriate to derecognize the relevant assets upon the effective date of the abandonment. This concept is analogous to the concept of abandonment in ASC 360-10-35-47 in which a long-lived asset is considered abandoned and disposed of when it ceases to be used.

With respect to any party having the ability to control any abandoned Incidental Right or IR Virtual Currency in the future, the Sponsor notes that, as a result of an abandonment of any Incidental Rights or IR Virtual Currency, neither the Trust nor the Custodian will have any ability to control any abandoned assets at any point in the future. Moreover, the Trust’s abandonment notices state that neither the Trust nor the Custodian will take any action in the future inconsistent with such abandonment. Therefore, in the absence of a third party determining the private key associated which such Incidental Right or IR Virtual Currency, which the Sponsor believes is infeasible, no other party would have the ability to control these assets under any circumstances.

5.	Please tell us whether you recognized Bitcoin Diamond and Bytether Tokens prior to abandoning them. Provide supporting analysis of applicable authoritative accounting literature.

Response: On the date of the airdrop and hard fork, August 1, 2017 and November 24, 2017, respectively, the Trust passively received Incidental Rights to Bytether and Bitcoin Diamond. The Sponsor performed a principal market analysis and determined that the exchanges trading Bytether and Bitcoin Diamond did not have an online platform or publish transaction prices and volume data publicly with sufficient data for a principal market evaluation to be made. Given that no apparent exit, inaccessible and/or hypothetical markets existed due to the short timeframe and the significant unknown characteristic of the uses of Bytether and Bitcoin Diamond, the Trust recognized Incidental Rights to Bytether and Bitcoin Diamond on the date of receipt and determined such Incidental Rights to have a value of $0 in accordance with the accounting literature discussed in response to Comment 4.

On December 1, 2017, the Sponsor announced that the Trust irrevocably abandoned (i) all the rights to Bitcoin Diamond tokens then held by the Trust as a result of the fork in the Bitcoin blockchain on November 24, 2017 and (ii) all of the rights to Bytether tokens then held by the Trust as a result of an airdrop on August 1, 2017, and in each case, derecognized the Incidental Rights as discussed in response to Comment 4 above.

6.

We note your response to comment 8. Please further revise your risk factor disclosure to state that, by agreeing to the provision, investors will not be deemed to have waived the Trust’s compliance with the federal securities laws and the rules and regulations thereunder. Please note that we are still evaluating your response to comment 8 and may have further comments.

Response: The Sponsor has revised the disclosure on page 85 of Exhibit 99.1 to Amendment No. 2 to state that, by agreeing to the provision, investors will not be deemed to have waived the Trust’s compliance with the federal securities laws and the rules and regulations thereunder.

7.

We note your statement that “the Sponsor respectfully advises the Staff that it is not aware of a reason to believe that Section 7.4 is not enforceable under federal or state law.” Please discuss whether Section 3816(e) of the Delaware Statutory Trust Act has been applied in the context of a claim arising under the federal securities laws or the rules and regulations thereunder, and revise your disclosure accordingly.

Response: The Sponsor advises the Staff that, to the best of its knowledge, Section 3816(e) of the Delaware Statutory Trust Act (“DSTA”) has not been applied in the context of a claim arising under the federal securities laws or the rules and regulations thereunder.

8.

Please revise your disclosure to provide further details regarding the operation of the requirement that two or more non-affiliated shareholders collectively holding at least 10.0% of the outstanding shares join together in bringing a derivative action. For example, please include the definition of “affiliate,” as such term is used in the Trust Agreement, in your disclosure. Please also disclose how shareholders will be able to determine whether the 10.0% ownership threshold required to bring a derivative action has been met and how 10% is to be calculated, including whether this percentage includes shares held indirectly through convertible or exercisable securities. We also note that shareholders must maintain at least a 10.0% ownership threshold throughout the duration of a derivative claim. How will shareholders be able to maintain this percentage if the Trust issues additional shares during the pendency of the claim? Will shareholders have an opportunity to increase their holdings or locate other shareholders to maintain at least 10.0% ownership? In addition, please disclose the Trust’s rationale for choosing the 10.0% ownership threshold amount.

Response: The Sponsor has revised the disclosure on pages 26 and 84 of Exhibit 99.1 to Amendment No. 2 to provide additional detail regarding Shareholders’ rights to bring derivative actions on behalf of the Trust pursuant to Section 7.4 of the Trust Agreement.

With respect to how the Trust selected the 10% ownership threshold, several trusts and funds require a 10% ownership threshold to bring a derivative action or make a pre-suit demand on the trustee to bring a suit, including Goldman Sachs ETF Trust, Touchstone Funds Group Trust, Victory Portfolios, Northern Funds, Gallery Trust and the OSI ETF Trust, among others. The Trust selected the 10% ownership threshold because the Trust believed that this was a threshold that investors would be comfortable with based on this market precedent, as disclosed on page 84 of Exhibit 99.1 to Amendment No. 2.

* * *

Please do not hesitate to contact me at 212-450-4565 or joseph.hall@davispolk.com or Hillary Coleman at 212-450-4733 or hillary.coleman@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Joseph A. Hall

Joseph A. Hall

cc:	Barry E. Silbert Chief Executive Officer, Grayscale Investments, LLC